                                [PICTURE]

                               Why Wallace

                             1996 ANNUAL REPORT

                                                      WALLACE AT GLANCE -->

Financial Highlights..................................................    PAGE 2

Letter to Shareholders................................................    PAGE 3

Why Wallace...........................................................    PAGE 7

11 Year Financial Summary.............................................   PAGE 18

Management's Discussion and Analysis..................................   PAGE 20

Consolidated Financial Statements.....................................   PAGE 26

Notes to Consolidated Financial Statements............................   PAGE 30

Corporate and Investor Information...........................  INSIDE BACK COVER

                                    WHY WALLACE?

                       Because Wallace has unique capabilities
                  and services that generate a dramatic difference
                     in value for its customers. This value gap
                   over the competition is accelerating sales and
                        market share growth, and is yielding
                      increasing earnings and shareholder value.







                                       WALLACE
                                         (1)

PRODUCT                                        PERCENTAGE OF       COMPARATIVE
SEGMENT    EXAMPLES                           CORPORATE SALES     REVENUE GROWTH

Forms      - Air freight package forms        $323.9 MILLION        WALLACE(A)
           - Monthly billing statements                               15.7%
           - Mortgage applications                37.6%
           - Healthcare forms                                       INDUSTRY(1)
           - Credit card statements              [CHART 1]            -2.5%

                                                                    [CHART 5]

                             FISCAL 1996 HIGHLIGHTS

-- Forms sales grew 15.7% to $323.9 million despite lower paper prices in the second half of 1996.

-- Forms customers continued to be the primary drivers of W.I.N.-TM- and Select
   Services-Registered Trademark- sign-ups, increasing 55% to 243 at year-end.

-- Upgraded manufacturing data collection and communication systems by implementing the Manufacturing Information Processing System (MIPS) to speed production and reduce costs.

-- Sold LaserMax division as market dynamics no longer met our long-term direction and goals.

-- Expanded distribution capacity with 100,000 square foot addition to the Metter, Georgia business forms plant.

-- Formed alliances to enhance products and services.

                                   GROWTH STRATEGY

-- Wallace can provide the greatest benefits to large, paperwork-intensive organizations that have numerous locations. The desire of these businesses to increase efficiency and cut costs will provide new customer opportunities.

-- Continue to enhance our market advantages to maintain our high competitive close ratio and continue market share expansion.

-- Expand the W.I.N. and Select Services systems with additional services and capabilities. As quickly as customers have embraced these systems, there remains a large opportunity with the rest of the Fortune 1000.

-- Complete the roll-out of programs that increase manufacturing efficiencies and customer service such as ASPECTS, an electronic estimating and order entry system.

-- Leverage the W.I.N. platform to capture market share.



PRODUCT                                        PERCENTAGE OF        COMPARATIVE
SEGMENT    EXAMPLES                           CORPORATE SALES     REVENUE GROWTH

Direct     - Sweepstakes                      $217.2 MILLION         WALLACE
Response   - Credit card offers                                        36.0%
Printing   - Retail point-of-sale materials       25.2%
           - Healthcare plan directories                             INDUSTRY(2)
           - Industrial product catalogs         [CHART 2]              5.4%
           - Business solicitation mailing
                                                                     [CHART 6]

                             FISCAL 1996 HIGHLIGHTS

-- Sales grew 36% to $217.2 million.

-- Acquired Forms Engineering Company of LaPalma, California to make Wallace one of the only nationwide direct mail producers.

-- Developed and launched new products such as Daily Mail-TM- which offer unique solutions to customers and create additional growth opportunities.

-- Produced the largest catalog (3,600 pages) ever done with new direct-to-plate technology.

-- Opened a new short-run plant in Lebanon, Kentucky.

-- Expanded nationwide print-on-demand coverage with new sites in Lodi, California; Allentown, Pennsylvania and Metter, Georgia.

                                   GROWTH STRATEGY

-- Already a $31 billion market, demand for direct mail and targeted marketing continues to grow. Colorforms supplies national coverage and the most advanced imaging capabilities and service options to increase promotion response rates and minimize costs.

-- Opportunities to cross-sell this category to W.I.N. and Select Services accounts will provide growth.

-- An expected increase in competitive marketing among telecommunications and cable television companies should provide additional growth opportunities.

-- Colorforms is developing new growth markets in non-advertising areas such as outsourced business mailings and personalized marketing materials.

-- A W.I.N. printing module will be introduced in fiscal 1997 to fuel commercial printing growth.



PRODUCT                                        PERCENTAGE OF        COMPARATIVE
SEGMENT    EXAMPLES                           CORPORATE SALES     REVENUE GROWTH

Office     - Legal pads                       $201.4 MILLION         WALLACE
Products   - Computer paper                                            19.3%
           - Ink jet printer cartridges           23.3%
           - ATM paper rolls                                         INDUSTRY(3)
           - Brand-name office supplies/         [CHART 3]             12.4%
             contract stationer service
                                                                     [CHART 7]

                             FISCAL 1996 HIGHLIGHTS

-- Office products sales grew 19.3% over fiscal 1995.

-- Began developing TOPS-Registered Trademark- presence in general merchandise retail chains and achieved exclusive positions in the largest office products catalogs.

-- Gained many major agreements for supplying ribbons and paper rolls for retail point-of-sale applications.

-- The new contract stationer business ramped up rapidly in the second half to finish the fiscal year with 45 contracts to supply brand-name office products to customers.

-- Completed expansion of the Covington, Tennessee manufacturing plant.

                                   GROWTH STRATEGY

-- The first year's momentum is expected to continue and increase the number of contract stationer relationships with large customers.

-- Expand the number of special-request products we distribute for customers.

-- Continue shifting our mix of imaging products as the market moves from impact printing systems to laser, ink jet and thermal transfer.

-- Expand penetration of TOPS branded products in school and mass market retail channels.

-- Enhance supplemental services provided to TOPS customers including pre-labeling for retailers' warehouse systems, sales trend analysis and order entry options.

-- Roll out of W.I.N. Direct-TM- and W.I.N. Office to customers will generate additional office product sales.



PRODUCT                                        PERCENTAGE OF        COMPARATIVE
SEGMENT    EXAMPLES                           CORPORATE SALES     REVENUE GROWTH

Labels     - Bar-coded shipping labels        $119.8 MILLION         WALLACE
           - Consumer product labels                                   14.8%
           - Airline bag tags                     13.9%
           - Blank stock labels                                      INDUSTRY(4)
           - Label software, printers            [CHART 4]              7.6%
             and applicators
                                                                     [CHART 8]

                             FISCAL 1996 HIGHLIGHTS

-- Sales increased 14.8% over 1995, driven by Wallace's growing market share, acquisitions and the increasing use of labels as marketing and information devices. Moved a Midwest manufacturing plant into a larger facility in St. Charles, Illinois and increased production capacity for packaging labels.

-- Added new services to offer complete outsourced label production and distribution for customers.

-- Expanded computer-aided, variable imaging capabilities to capitalize on growing demand for sequential numbering and bar-coding of labels.

-- Introduced Save-A-Liner-TM- linerless labels that eliminate the backing paper waste and save customers the related disposal costs.


                                   GROWTH STRATEGY

-- Expand Wallace's position as one of the only national suppliers with a full range of label options and integrated services.

-- Continue to leverage the demand for bar-coded labels for warehousing and distribution applications. Also, the emerging trend to factory-mark items with security tags offers growth opportunities.

-- Expand our range of linerless label products and services as customer applications grow.

-- Increase short-cycle manufacturing to help customers reduce obsolescence and increase inventory turns.

-- Leverage established W.I.N. and Select Services account relationships to increase sales.

-- Introduce new W.I.N. label module to meet needs of large label users.


(A) WALLACE PRODUCT SALES GROWTH FISCAL 1996
(1) INTERNATIONAL BUSINESS FORMS INDUSTRY ASSOC.
(2) DIRECT MARKETING ASSOC.
(3) BUSINESS PRODUCTS INDUSTRY ASSOCIATION
(4) TAG AND LABEL MANUFACTURING INSTITUTE


-----------------------------------------------------------------------------

                                 FINANCIAL HIGHLIGHTS

FISCAL YEARS ENDED JULY 31
(in thousands except per share amounts)     1996           1995         CHANGE
Net sales                                   $862,287       $712,838     21%
Net income                                  $ 72,999       $ 55,297     32%
Net income per share                        $   1.60       $   1.23     30%
Dividends per share                         $   0.43       $   0.37     16%
Working capital                             $206,238       $193,150      7%
Stockholders' equity                        $510,443       $456,118     12%
Stockholders' equity per share              $  11.20       $  10.05     11%
Average common shares outstanding             45,582         44,980      1%


          SALES
      (IN THOUSANDS)

    2 YEAR CHANGE 46.6%
    5 YEAR CHANGE 87.9%

1992 -- $511,572

1993 -- $545,315

1994 -- $588,173

1995 -- $712,838

1996 -- $862,287


           EARNINGS
           PER SHARE

      2 YEAR CHANGE 48.1%
      5 YEAR CHANGE 97.5%

1992 -- $   .88

1993 -- $   .92

1994 -- $  1.08

1995 -- $  1.23

1996 -- $  1.60


            DIVIDENDS
            PER SHARE

       2 YEAR CHANGE 34.4%
       5 YEAR CHANGE 72.0%

1992 --  $ .27

1993 --  $ .29

1994 --  $ .32

1995 --  $ .37

1996 --  $ .43


                                       WALLACE
                                         (2)

                                LETTER TO SHAREHOLDERS

                                        [PHOTO]

                     To our current and prospective shareholders

      Just before the beginning of the fiscal year, Moore Corporation Limited of Canada launched a hostile takeover attempt for Wallace. After withdrawing its offer in December, Moore continued throughout the year to publicly express interest in buying the company. That continuing distraction helped fuel unrest among our employees, our customers and our shareholders. The cloud of the takeover attempt was finally lifted in August when Moore announced that it would no longer seek to acquire the Company.

    Fiscal 1996 was one of the most challenging years in the Company's history. It is natural for productivity to drop during a hostile offer as employees focus on their personal situations. Will the Company survive? Will plants be closed? Will benefit commitments be honored?

    The Wallace Board of Directors issued a straightforward challenge: deliver results that would support the Board's decision to keep the Company independent.

    We are proud to report that our employees met the challenge by setting new records in every financial category.

                                       WALLACE
                                         (3)

                                LETTER TO SHAREHOLDERS

WALLACE EXCEEDED CORPORATE OBJECTIVES

     We are pleased to report that results for fiscal 1996 exceeded analysts' and our own forecasts, and reflect the strongest performance in our industry. For the year ended July 31, 1996, sales rose 21 percent to $862.3 million compared to $712.8 million in fiscal 1995. Sales grew 47 percent over the last two years.

    Before takeover expenses, net income increased 43 percent to $79.2 million, or $1.74 per share, compared to $55.3 million or $1.23 per share in fiscal 1995. On the same basis, earnings per share grew 61 percent over the last two years. Without the distraction of the hostile takeover attempt last year, we believe results could have been even better. Sales per employee reached $218,400, higher than any of our competitors. Even after takeover expenses, Return on Average Assets was 11.3 percent and Return on Average Equity was 15.1 percent, our best results in six years. Despite the turmoil and uncertainty of the last year, we were able to retain all our key employees.

       SALES PER EMPLOYEE

      2 YEAR CHANGE 27.7%
      5 YEAR CHANGE 41.6%

1992 -- $  160,400

1993 -- $  161,900

1994 -- $  171,000

1995 -- $  195,400

1996 -- $  218,400

REINVESTMENT GENERATES GROWTH AND VALUE

    Fiscal 1996's record results were not a one-time occurrence. Since going public in 1961, Wallace has reported record sales every year. During this same thirty-five year period, we have increased net income thirty-four times.

    The Company has reported these consistent results because of its commitment to delivering superior customer value. This commitment was demonstrated again in fiscal 1996 with capital expenditures of $59.5 million and capitalized software development costs of $10.4 million. This willingness to reinvest in the business has made Wallace the acknowledged leader in our industry.

    The core strengths that generate customer value include our computer systems, distribution capabilities, and broad product line. New internal information systems and customer communication methods are being developed that will simplify customer ordering, lower costs and speed-up production. For example, in fiscal 1997, we will complete the roll-out of ASPECTS, a company-wide pricing and order entry system, to allow our salespeople to spend more time working with their customers. Information systems investments will also result in enhanced imaging and mailing capabilities for labels, forms and direct response printing, as well as new modules for the W.I.N. and Select Services programs.

                                   WALLACE
                                    (4)

    On the distribution side, we expanded our warehouses in Metter, Georgia and Covington, Tennessee, adding 171,000 square feet. We have also just leased a 114,000 square foot facility in Los Angeles to better serve the West Coast. Each of these locations uses our proprietary distribution software to cost-effectively meet our customers' needs.

    We also added new products and services during the year such as Daily Mail, linerless labels, enhanced security features for forms and labels, expanded contract stationery offerings, and short-run and print-on-demand services. In addition to research and development in fiscal 1997, we are actively looking at acquisitions to broaden our product lines.

    RATE OF REINVESTMENT

      WALLACE
       6.5%

     INDUSTRY
       3.7%

     FIVE YEAR AVERAGE CAPITAL
 EXPENDITURES AS A PERCENT OF SALES

STRATEGIC PROGRAMS FOR FUTURE GROWTH

    Your Board of Directors is unanimous in its commitment to reinvest in plant, equipment, systems and people. This commitment to grow the company is one of the reasons why our employees are so loyal.

    In addition to the W.I.N. and Select Services programs which are fueling growth across all product lines, many other strategic growth initiatives promise continued growth in earnings and shareholder value in fiscal 1997 and beyond. Highlights include:

- Wallace's contract stationery business, selling brand name office supplies, began to accelerate following its launch just before the beginning of the fiscal year. Large corporate customers are finding Wallace a convenient source for 23,000 office and computer supplies delivered directly to their employees nationwide.

- In addition to growth in the core direct mail business, new markets are being developed for the company's variable imaging expertise. Examples of these include store-specific retail signage and informational mailing services.

- Healthcare continues to be a significant opportunity upon which we are capitalizing; sales to healthcare accounts increased 27 percent in fiscal 1996. Wallace's exclusive Consultative Assessment Program-TM- provides compelling cost saving benefits for HMOs, PPOs and other healthcare organizations.

- Market demand is growing for labels in bar-coding, security and packaging applications. We also introduced the first of our new linerless label products which eliminate the label backing paper waste. Sales of these products should accelerate rapidly and attract new customers.

- We are seeing increasing opportunities for leveraging our computer expertise, combining paper and electronic technologies in our customers' systems and processes by integrating electronic forms, electronic commerce, imaging systems and print-on-demand.

                                       WALLACE
                                         (5)

                                LETTER TO SHAREHOLDERS

A CHANGED, BUT SOLID BOARD

The three Board members who were nominated by Moore last year were formally elected to the Board in January. Since then, Curt Hessler, Al Isenman and Bob Rittereiser have been contributing members of the Board, which has acted with unanimity in responding to Moore and its acquisition attempt.

    We would also like to recognize the accomplishments of two Directors who have served the stockholders well for many years. Fred Canning retired in June after reaching mandatory retirement age. Fred served on the Board for twelve years. Bill Olsen will also retire this year after serving seventeen years. We thank both of these gentlemen for their support and counsel.

    In July, the Board appointed Jack Pope to complete Fred Canning's term. Jack is the Chairman of MK Rail Corporation. We know that Jack will be a valuable addition to the Board.

WHY WALLACE?

Because we have the computer systems, the distribution capabilities, the broad product line and, most importantly, the people to deliver superior customer value.

    We are starting fiscal 1997 with tremendous momentum. We anticipate continued market share expansion, growth in all product lines, and increasing earnings and shareholder value. Sharing this optimism, your Board of Directors has authorized a share repurchase program for $100 million of the company's stock. Through August 31, we have reached 40 percent of this goal. In September, the Board also increased the annual dividend 30 percent to 56 cents per share.

    The support of our customers, stockholders and suppliers has been exceptional and is very much appreciated. Thank you.

[SIG]

TED DIMITRIOU
Chairman of the Board

[SIG]

BOB CRONIN
President and CEO

                                       WALLACE
                                         (6)

                                     WHY WALLACE?
                         Customers choose Wallace because we
                           deliver superior value through
                    control, service, innovation and simplification.





                                       WALLACE
                                         (7)

                                       [PHOTO]

                                       CONTROL

         WITH WALLACE, CUSTOMERS GAIN NEW TOOLS AND INFORMATION TO INCREASE
                 THEIR CONTROL OVER THE SUPPLIES PURCHASING PROCESS.


   With corporate streamlining and restructuring cutbacks that are so common today, managers everywhere are being challenged to reduce costs - both in purchased materials and in internal company overhead. The key to gaining control over any expense item is INFORMATION that can tell managers about current costs and the effects that alternative strategies could have. But few companies have that essential data about their consumable supplies.

    Wallace can provide that decision-making information better than anyone else in the industry because it has the most advanced and fully-integrated information system that links every factory, warehouse and service center to the customer's desk. The Wallace Information Network and Select Services systems give customers all the critical data and analysis tools for finding new ways to manage supplies that generate those coveted cost savings. These systems help managers gain control over all their consumable information management supplies including forms, office products, stock paper, labels and printed materials. The more remote sites an organization has and the more paperwork-intensive its business, the greater the increase in control and cost savings Wallace can deliver.

    Since the introduction of these services in 1993, more than 243 companies have adopted W.I.N. and Select Services, saving millions of dollars and putting managers in control of their supplies.


                                       WALLACE
                                         (8)

                                       [PHOTO]

                                       SERVICE

       CUSTOMERS GET MORE ATTENTION FROM WALLACE AS WELL AS THE BROADEST RANGE
                     OF SERVICES AND CUSTOMER RELATIONS OPTIONS.


      Only a few years ago, when a customer bought forms, they were produced and shipped in bulk to the buyer's warehouses for storage and internal distribution. Recognizing that customers would increasingly want to outsource this process, Wallace built a state-of-the-art distribution system. For an increasing percentage of customers, Wallace produces and stores the customer's forms and other supplies for on-demand distribution to widely-scattered locations and users. This is one of many added-value services that Wallace provides which can dramatically cut our customers' costs. Other services include inventory management, custom-printed catalogs of approved supplies, work process evaluation, forms layout and design, labeling systems integration, and mailing list enhancement.

    Wallace's superior computer system's infrastructure also lets customers select from the industry's broadest range of customer service options for: placing orders; setting location/user order limits; billing formats and frequencies; reporting detail and electronic commerce.

    We strive to tailor every customer relationship into a partnership focused on the customer's objectives and challenges. It begins with account representatives who work more like consultants, first learning about the customers' processes and needs before developing solutions. Then, everyone throughout Wallace is focused on delivering those solutions and helping the customer save money in both materials and processes. Wallace's unique customer-focused culture is the top in the industry and can be readily seen in Wallace's sales per employee statistic that is double the industry average.


                                       WALLACE
                                         (9)

                                       [PHOTO]

                                     INNOVATION

    WALLACE DEVELOPS NEW PRODUCTS AND SERVICES THAT GIVE CUSTOMERS MORE
                          EFFECTIVE AND LESS COSTLY
          WAYS TO COLLECT, PROCESS, STORE AND MANAGE INFORMATION.

    Because we reinvest at almost twice the industry average, Wallace is a leading innovator of new products. Wallace's Daily Mail program introduced this year, for example, gives telecommunications service providers a faster, lower cost way of complying with government-mandated mailings to their customers. Other recent product innovations include linerless labels that eliminate label backing paper waste, electronic forms that speed up business processes, new mailer designs that increase direct mail response rates and specialized document security features that reduce fraud.

    Service innovations also increase value for customers. Many enhancements have been made to W.I.N., including the recent introduction of W.I.N. Direct and W.I.N. Office, which streamline customer order processing and result in faster delivery, higher end-user satisfaction and additional cost savings. At the same time, we have developed new customer communication systems to enhance the relationship and speed the flow of information. Wallace provides many electronic commerce services including Electronic Data Interchange (EDI).

    Internal systems are a third area where Wallace innovations benefit customers. Not satisfied to have the industry's best information system today, we are aggressively expanding and enhancing it. New software systems that build on the strength of the Wallace Customer Servicing System are being continually developed. These give Wallace employees additional decision-making information, allowing us to continue driving down product costs and to speed-up manufacturing, distribution and administrative processes.

                                       WALLACE
                                         (10)

                                       [PHOTO]

                                    SIMPLIFICATION

     WALLACE SIMPLIFIES THE JOB OF PURCHASING AND MANAGING INFORMATION
                                  MANAGEMENT SUPPLIES.


   The trend to outsource corporate services is taking root in the purchasing area and is one of the fundamental ways Wallace can simplify a company's supplies purchasing process. More and more, customers are choosing Wallace as their outsourcing partner - leveraging our expertise and unique strengths, simplifying their jobs, and freeing up time for other tasks. Central to this outsourcing partnership is a Wallace team of dedicated representatives, plus for W.I.N. and Select Services customers, a dedicated administrator.

Together, these people do the day-to-day work of managing forms and supplies while the customer retains control over decisions.

    Single sourcing, reducing the number of vendors from which a company buys, is another growing trend where Wallace is a large organization's best partner. We offer the broadest range of information management products and supplies including paper and electronic forms, pressure-sensitive data processing and packaging labels, brand-name office supplies, stock paper, envelopes, printer ribbons and cartridges, register and machine paper rolls, direct mail and promotional marketing materials, and long-run and on-demand printing. Customers can order all these products, and find cost-saving opportunities too, all from a single Wallace source.

                                       WALLACE
                                         (11)

               HOW DOES WALLACE VALUE TRANSLATE TO DOLLARS AND CENTS?
                     THE FOLLOWING PAGES OUTLINE ONE CUSTOMER'S
               START-UP EXPERIENCE WITH WALLACE AND THE W.I.N. SYSTEM.

                                   [PICTURE]


CASE STUDY:  ONE CUSTOMER'S START-UP EXPERIENCE WITH W.I.N.


In 1994, Wallace was awarded a major contract to supply business forms to a large corporation that has several thousand locations nationwide. The decision was based on our services and the ability to generate cost savings. Fundamental to this process is the Wallace Information Network (W.I.N.), a software tool that links customers to Wallace's corporate information system and centrally organizes all data about forms and other supplies. Utilizing W.I.N.'s database and analysis tools, we help customers generate purchasing cost savings, reduce their internal costs and simplify the job of buying and managing supplies. This actual case highlights the process and results that were achieved for this customer in the first year and a half.

AUGUST  3
Wallace awarded forms contract, began transition from previous vendor. Clarified details of implementation plans, began weekly meetings of Wallace's manufacturing, distribution, information systems, accounting, inventory management, sales and contract services groups with the customer to facilitate transition.

AUGUST 15
Implementation team began entering form specification data for 1,700 forms into the W.I.N. system, and inventory management entered form item/name data into Wallace's customer service/order entry system (WCSS).

SEPTEMBER 1
Reviewed previous vendor data on 1,700 forms for obsolete and inactive items, began building and reviewing usage trends, order points and quantities in W.I.N. Eliminated 500 items with estimated cost savings of $1 million.

                                   [PICTURE]


OCTOBER 15
Began accepting previous vendor's inventory into Wallace distribution system. Received 42 truckloads of forms and began distributing to customer facilities. Also began producing Wallace items for customer.

MARCH 1
Completed transition and began full-time forms management process with department-by-department review, targeting two per quarter. Prior to meeting with department heads, W.I.N. administrator analyzed forms origination and usage and provided reports and detailed information to facilitate decision making. In first department reviewed (Credit) cut 60 forms originated by the department to 40 by combining forms and cutting obsolete items.

MARCH 20
Conducted first quarterly review of W.I.N. program results with customer, analyzing the quarter's accomplishments, savings generated and future objectives. Based on department analyses, discontinued 85 form items for $377,000 savings. Price differentials versus previous vendor generated $120,000 in additional cost savings on active forms.

APRIL 20
Customer initiated new ordering policy which cut next day shipments to user locations from 375 per month to 12.

MAY 15
Company initiated a test of electronic forms. Wallace's W.I.N. administrator analyzed W.I.N. data and recommended the best form candidates for conversion.

JUNE 30
Completed two further departmental analyses, Human Resources and one operating group. Second quarterly review with customer highlighted 60 more forms discontinued for savings of $144,000, plus $451,000 cost savings on active forms.

                                   [PICTURE]


AUGUST 10
Wallace account team visited the customer's 15 largest outside locations to generate managers' support for the forms management program and corporate ordering procedures.

SEPTEMBER 30
Third quarter review highlighted 40 forms discontinued for savings of $96,000 in one large department, as well as $301,000 in cost savings versus the previous vendor.

DECEMBER 31
Fourth quarter review with customer noted 23 form items discontinued and savings of $194,000 from the corporate Operations department and a second operating division, with additional cost savings of $203,000.

JANUARY 2
Implemented strict EDI ordering from all customer locations which eliminated 100 phone and 100 fax orders each day for faster, accurate ordering. Wallace processes a total of 500 to 600 orders per day for the customer.

A year and a half after receiving the contract, Wallace had documented $2.9 million in out-of-pocket cost savings to the company. The customer also realized additional internal savings from higher efficiency and fewer problems. Today, the forms management process continues and further savings are anticipated as remaining departments are reviewed. Because of the savings generated on forms, the relationship has expanded and Wallace now also provides the customer with printer ribbons and rolls, labels and commercial printing--all managed under W.I.N.

                                WHY WALLACE?


                      BECAUSE WALLACE GENERATES TANGIBLE
                           BOTTOM-LINE REUSLTS FOR
                          CUSTOMERS AND SHAREHOLDERS.



                                  WALLACE
                                    (15)

11 Year Financial Summary.........................................   PAGE 18

Management's Discussion and Analysis.............................    PAGE 20

Consolidated Financial Statements................................    PAGE 26

Notes to Consolidated Financial Statements.....................      PAGE 30

Corporate and Investor Information...........              INSIDE BACK COVER

                      11 YEAR SUMMARY OF SELECTED FINANCIAL DATA



(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                1996         1995         1994        1993
===================================================================================================
OPERATIONS
===================================================================================================
Net sales                                          $ 862,287    $ 712,838    $ 588,173   $ 545,315
---------------------------------------------------------------------------------------------------
Net income                                            72,999       55,297       47,931      41,170
---------------------------------------------------------------------------------------------------
Net income per share                                    1.60         1.23         1.08         .92
---------------------------------------------------------------------------------------------------
Dividends per share                                      .43          .37          .32         .29
---------------------------------------------------------------------------------------------------
FINANCIAL CONDITION
===================================================================================================
Total assets                                       $ 695,850    $ 592,702    $ 538,592    $480,722
---------------------------------------------------------------------------------------------------
Long-term debt                                        30,600       25,600       23,500      25,210
---------------------------------------------------------------------------------------------------
Capital expenditures                                  59,506       51,487       34,228      31,818
---------------------------------------------------------------------------------------------------
Working capital                                      206,238      193,150      183,432     157,937
---------------------------------------------------------------------------------------------------
SIGNIFICANT RATIOS
===================================================================================================
Net income:
---------------------------------------------------------------------------------------------------
 Return on net sales                                    8.5%         7.8%         8.1%        7.5%
---------------------------------------------------------------------------------------------------
 Return on average assets                              11.3%         9.8%         9.4%        8.7%
---------------------------------------------------------------------------------------------------
 Return on average equity                              15.1%        12.8%        12.3%       11.4%
---------------------------------------------------------------------------------------------------
Current ratio                                           3.1          3.9          3.8         3.9
---------------------------------------------------------------------------------------------------
Long-term debt/debt plus equity                        5.7%         5.3%         5.4%        6.4%
---------------------------------------------------------------------------------------------------
Book value per share                               $  11.20     $  10.05     $   9.16    $   8.34
---------------------------------------------------------------------------------------------------
Sales per employee*                                $  218.4     $  195.4     $  171.0    $  161.9
---------------------------------------------------------------------------------------------------
Net property, plant and equipment per employee*    $   73.2     $   70.3     $   67.7    $   67.7
---------------------------------------------------------------------------------------------------
OTHER
===================================================================================================
Number of employees                                   4,131        3,765        3,530       3,350
---------------------------------------------------------------------------------------------------
Number of stockholders of record                      3,863        4,383        4,531       4,260
===================================================================================================

*Based on average number of employees during the fiscal year


NOTES TO 11 YEAR SUMMARY
A. ACQUISITIONS: On February 1, 1996, the company sold the LaserMax division to Stralfors A.B. of Ljungby, Sweden in a cash transaction that approximated book value. On February 8, 1996, the company acquired Forms Engineering Company. The acquisition price included $27.8 million of cash, a note payable of $5.0 million, and the assumption of net debt totalling $2.0 million. On April 19, 1995, the company acquired Retterbush and Sauer Label Corporation. The acquisition price included $10.1 million of cash and a note payable of $2.0 million. On November 29, 1994, the company acquired Lampro Graphics, Inc. The acquisition price included $4.6 million of cash, a note payable of $.3 million, and the assumption of debt totalling $1.9 million.

                                       WALLACE
                                         (18)

        1992           1991           1990           1989           1988           1987          1986
======================================================================================================
======================================================================================================
   $ 511,572      $ 458,840      $ 448,700      $ 429,008      $ 383,045      $ 340,504     $ 305,044
------------------------------------------------------------------------------------------------------
      39,455         35,009         39,555         36,867         31,610         26,027        24,350
------------------------------------------------------------------------------------------------------
         .88            .81            .93            .88            .76            .64           .60
------------------------------------------------------------------------------------------------------
         .27            .25            .23            .20            .17            .15           .13
------------------------------------------------------------------------------------------------------
======================================================================================================
   $ 467,142      $ 399,093      $ 375,203      $ 331,830      $ 291,764      $ 260,004     $ 225,349
------------------------------------------------------------------------------------------------------
      25,959         19,790         20,155         20,465         20,830         21,180        14,520
------------------------------------------------------------------------------------------------------
      33,517         40,540         49,835         30,677         24,948         30,039        27,531
------------------------------------------------------------------------------------------------------
     152,246        141,390        137,598        138,218        117,139        100,128        90,959
======================================================================================================
------------------------------------------------------------------------------------------------------
         7.7%          7.6%            8.8%           8.6%           8.3%           7.6%          8.0%
------------------------------------------------------------------------------------------------------
         9.1%          9.0%           11.2%          11.8%          11.5%          10.7%         11.6%
------------------------------------------------------------------------------------------------------
        11.9%         11.9%           15.1%          16.2%          16.1%          15.3%         16.6%
------------------------------------------------------------------------------------------------------
         3.9           4.3             3.8            4.4            4.2            3.9           3.7
------------------------------------------------------------------------------------------------------
         6.8%          6.0%            6.7%           7.7%           9.0%          10.4%          8.4%
------------------------------------------------------------------------------------------------------
   $    7.86      $   7.11       $    6.52      $    5.77      $    5.05      $    4.41      $   3.88
------------------------------------------------------------------------------------------------------
   $   160.4      $  154.2       $   154.4      $   154.4      $   145.8      $   136.3      $  127.7
------------------------------------------------------------------------------------------------------
   $    70.7      $   64.7       $    59.3      $    50.3      $    48.4      $    46.3      $   40.4
------------------------------------------------------------------------------------------------------
======================================================================================================
       3,386         2,993           2,957          2,857          2,700          2,554          2,442
------------------------------------------------------------------------------------------------------
       4,435         4,347           4,396          4,350          4,038          4,104          4,223
======================================================================================================




Effective August 1, 1991, the company acquired MGI Industries, Inc. and subsidiaries and substantially all of the assets of Evergreen Realty (collectively "Colorforms"). The acquisition price included 608,034 shares of common stock, $13 million of cash and the assumption of debt totalling $17.5 million. On December 15, 1988, the company acquired Apollo Labeling Systems for $900,000. Apollo is a manufacturer of prime pressure sensitive labels.

     All acquisitions were accounted for as purchases, and, accordingly, their results of operations are included in the consolidated financial statements from their respective dates of acquisition.

B. STOCK SPLITS:  All share and per share amounts have been adjusted for the
                  2 for 1 stock splits effective August, 1989 and  July, 1996.


                                       WALLACE
                                         (19)

                       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
FISCAL 1996 VERSUS FISCAL 1995

    Effective July 29, 1996, the Company's common stock was split two-for-one. All per share amounts in this report are presented on an after-split basis.

    Net sales for fiscal 1996 increased by 21.0% to $862.3 million. A breakdown by the four major product groups is as follows:

                                       % to Total     % Revenue
PRODUCT GROUP                           Revenue        Increase
Forms                                     38              16
Direct Response Printing                  25              36
Office Products                           23              19
Labels                                    14              15

    Over the last five years, sales have grown at an annual compounded rate of 13.4%, in line with the Company's stated goal of a 13% annual sales increase.

    Fiscal 1996 was a year of extremes. Through the first half of the year, paper costs remained stable at the historically high levels reached in July, 1995. In January, 1996, paper prices began to decline, falling as much as 40% by the end of March, 1996. The last time that paper costs had dropped this much was during the three year period from 1991 to 1993. We experienced the same percentage decrease in Fiscal 1996 in the space of three months. Paper prices have remained fairly stable since April 1.

    Approximately 75% of our sales come from paper based products which were affected by this major price change in uncoated free sheet and similar grades of paper. Label materials have not experienced the same change in price over the last two years.

    For those parts of our business under contract, there is usually a 60 to 90 day lag between the time of a paper price decrease and its effect on our reported sales. This lag can produce some margin expansion. Conversely, when paper prices first increase, the 60 to 90 day lag can put pressure on operating margins. Approximately 40% of our total business is done under contract.

    The nature of the products we sell makes it difficult to precisely measure the impact of inflation on our sales growth. Nevertheless, we estimate that unit growth was 12% for the year.

    During fiscal 1996, the Company continued to add new W.I.N. and Select Services customers. The number of customers for these programs totaled 243 at fiscal year-end, an increase of 55%. Most of these customers sign five year agreements for their forms, office products, labels and other information management requirements. These customers represented 40% of consolidated sales for the year.

    The Forms product group is a beneficiary of the increasing number of W.I.N. and Select Services customers. Most agreements start with forms and then expand to cover the other product groups. It usually takes six months to one year to reach the full projected volume for a new account. In many cases, we take in inventory from the previous vendor at the time of conversion. This inventory must be depleted before we start to ship product that we have manufactured. Several large pieces of new business signed in the second half of fiscal 1996 will start shipping Wallace-produced forms in the second quarter of the next fiscal year.

    Stock computer paper represented 10% of total Forms sales during fiscal 1996. In the period August, 1995 to January, 1996, higher paper costs resulted in a stock computer sales increase of 39% over the same period of fiscal 1995. Stock computer sales for the second half of the year were down 8% from the second half of fiscal 1995, reflecting the full impact of the paper price decrease.

    The Office Products group had a good year. The strategic office products alliance announced last fiscal year did not begin in earnest until Moore Corporation s bid for the Company was withdrawn in December, 1995. Based on new orders booked and customer interest, we expect the contract stationer's business to show significant growth in future years.

    The Office Products group includes commodity items that we manufacture such as legal pads, standardized business forms,

     REVENUE
   CONTRIBUTION

   [CHART]

    FORMS  38%
    DIRECT RESPONSE PRINTING   25%
    OFFICE PRODUCTS  23%
    LABELS      14%


                                         WALLACE
                                          (20)

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ribbons and add rolls. Manufactured items represent 81% of total office products sales. The balance of 19% represents items that are purchased from other vendors for resale.

    During the fiscal year, paper based commodity products experienced the same variations discussed above for stock computer paper. Sales in this product category were up 48% during the first half of the year, and were then down 2% during the second half.

    Direct response printing is sold through our Colorforms and Wallace Press divisions. The promotional printing products sold by Colorforms include high quality printing and personalization services. The commercial printing products sold by Wallace Press include both long-run catalogs and quick turnaround documents such as medical provider directories. In February, 1996, we acquired Forms Engineering Company (FEC) which gave us a nationwide capability in the promotional printing field. Sales for FEC were $18.7 million. We will add state-of-the-art personalization services to the FEC product line in fiscal 1997. New services introduced last year such as daily mail for regulated industries and weekly signage programs for major retail customers continued to show significant growth. For fiscal 1997, we expect our largest sales increase to come from this group.

    The Label products group manufactures and sells both data processing labels and packaging labels. Packaging labels and their associated labeling equipment sales amounted to 30% of this group's total. The expansion of bar-coded labels plus government mandated labeling requirements will fuel continued growth in this product category. The linerless label is expected to be a major product in the coming years. By eliminating the backer ply, the waste associated with traditional labels is significantly reduced. Besides benefiting the environment, the linerless label will also reduce our customer's costs. The Company is currently funding a joint venture to make a high-speed linerless label applicator.

    Net income for the year increased by $17.7 million, a 32.0% increase. The after-tax ratio to sales was 8.5% in fiscal 1996 versus 7.8% last year. The current year's results include $10.1 million of one-time expenses in connection with the hostile tender offer. All expenses associated with the Moore Corporation offer have been recorded in fiscal 1996. On a per share basis, the $1.60 reported this year would have been $1.74 exclusive of the takeover costs. Over the last five years, net income has grown at an average compound growth rate of 15.8%. The Company's stated target for annual net income increases is 15.0%. The FEC acquisition was additive to earnings in the second half of the fiscal year.

    Cost of goods sold for fiscal 1996 includes a LIFO credit of $6.6 million due to the decrease in raw material costs. This credit added 9 cents per share to fiscal 1996 results. During the previous fiscal year, when raw material costs had dramatically increased in cost, we recorded a LIFO charge of $13.8 million, equivalent to 20 cents per share. Before the effects of LIFO accounting, cost of goods sold as a percentage of sales was 63.2% in fiscal 1996 and 62.1% for fiscal 1995.

    Selling and administrative expenses increased 13.6% for the year. As a percent to sales, they were 17.6% in fiscal 1996 and 18.8% in fiscal 1995. The favorable 1996 results are a combination of higher selling prices due to raw material cost increases, and a reduction in the number of sales representatives. Due to the uncertainty of the hostile tender offer, it was difficult to hire fall college graduates, which kept selling expenses below the prior year's level. This shortage from the fall was made up in the spring with 150 new college graduates starting at the end of fiscal 1996. Salaries and training costs for these new hires will impact fiscal 1997 results.

    Depreciation and amortization expense increased 20.7% to

     NET INCOME
    (IN THOUSANDS)

2 YEAR CHANGE  52.3%
5 YEAR CHANGE 108.5%

[CHART]

1992 -- $39,455

1993 -- $41,170

1994 -- $47,931

1995 -- $55,297

1996 -- $72,999

                                     WALLACE
                                      (21)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    FINANCIAL CONDITION AND RESULTS OF OPERATIONS

$45.0 million. Included in this figure is $.7 million for FEC, and $4.2 million for the amortization of internally developed software programs. Major software initiatives added $10.4 million of capitalized development costs in fiscal 1996. These costs are being amortized over periods ranging from five to seven years. On an on-going basis, we expect to capitalize $4 million of software development costs each year.

    Investment income decreased between years by $772,000 due to lower investable cash balances from the FEC acquisition, and generally lower interest rates. Interest income from tax-exempt investments was $1.5 million in 1996 and $2.5 million in 1995. Interest expense of $1.3 million was $100,000 higher than in 1995. Capitalized interest for the year decreased from $1.5 to $1.4 million.

    The continuing development of electronic forms software generated a net loss of $4.2 million pre-tax for the year. During fiscal 1995, the net expense had been $3.8 million.

    The effective income tax rate for fiscal 1996 was 38.4% versus 36.8% in 1995. We expect the effective rate for fiscal 1997 to be 39.5% due to lower tax-exempt investment income.

    The Company has continued to invest in its information services capabilities and its distributions system. We believe that our core strengths also include our 700 person salesforce and our broad product line. New modules are being developed for the W.I.N. and Select Services programs which will further distinguish these services. New modules will be introduced in fiscal 1997 for packaging labels and commercial printing. Enhanced ordering capabilities for customers will be added through W.I.N. Direct and W.I.N. Office.

    Continued investment in new equipment, advanced manufacturing processes, and production and scheduling software development will allow us to further improve our manufacturing efficiencies.

    Year over year comparisons for fiscal 1997 will be more difficult due to the great results for fiscal 1996. This will especially be true for the first two quarters of 1997. However, the company's management is confident that we can continue to deliver increased value to our stockholders for fiscal 1997 and beyond.

   BOOK VALUE
   PER SHARE

2 YEAR CHANGE 22.3%
5 YEAR CHANGE 57.5%

[CHART]

1992 -- $ 7.86

1993 -- $ 8.34

1994 -- $ 9.16

1995 -- $10.05

1996 -- $11.20


FISCAL 1995 VERSUS FISCAL 1994

    Net sales for fiscal 1995 increased by 21.2% to $712.8 million. A breakdown by the major product groups is as follows: business forms products, which represented 39% of total sales, increased 16%; office products, which represented 24% of total sales, increased 31%; direct response printing products, which represented 22% of total sales, increased 15%; label products, which represented 15% of total sales, increased 18% (not including two acquisitions which added $7.4 million in sales).

    We experienced seven paper price increases for the fiscal year which raised the cost of paper by more than 100%. The increased costs put pressure on our operating margins. It was not until the third and fourth quarters of the year that we were able to recover most of the paper cost increases.

    Higher selling prices coupled with increased unit growth produced sales increases in the third and fourth quarters of 27.3% and 33.0%, respectively. Unit growth accounted for two thirds of the year's sales increase. In the third and fourth quarters, unit growth was estimated to represent one half of the sales increase.

    During Fiscal 1995, the company continued to add new customers to the Wallace Information Network (W.I.N.) and the Select Services programs. At July 31, 1995, 157 customers had either a W.I.N. or a Select Services installation. These customers represented 35% of consolidated sales for the year.

                                    WALLACE
                                      (22)

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    Net income before accounting changes increased by $8.0 million to $55.3 million, a 17.0% increase. The after-tax ratio to sales was 7.8%. Fiscal 1994's results had included $.7 million of income from the adoption of two accounting changes. Net income after accounting changes for Fiscal 1995 increased by 15.4%. Earnings per share for the year were $1.23 versus $1.06 the prior year before accounting changes and $1.08 after accounting changes. The average number of shares outstanding increased by 1.3% during Fiscal 1995.

    Operating income for the year increased by 18.7%. Margins during the year were negatively impacted by rising raw material costs. During Fiscal 1995, the LIFO charge was $13.8 million, or 19.5 cents per share versus $.7 million, or 1 cent per share in Fiscal 1994. $7.1 million of the current year charge was recorded in the fourth quarter. Before the effects of LIFO accounting, cost of goods sold as a percentage to sales was 62.1% for Fiscal 1995 and 61.7% for Fiscal 1994.

    Selling and administrative expenses increased by 11.4% for the year. As a percent to sales, they were 18.8% in Fiscal 1995 and 20.4% in Fiscal 1994.

    During Fiscal 1995, the Company experienced lower than anticipated payments under its retiree medical program. This positive experience coupled with a modification of certain assumptions allowed us to reduce the retiree medical liability at July 31, 1995 by $1.3 million. Offsetting this gain was a substantial increase in the value of phantom stock equivalents during the year. In November, 1994 the twelve executive officers elected to convert 100% of their deferred cash bonus accounts to stock equivalents. The stock equivalents are included when measuring the executives performance against stock ownership guidelines established in Fiscal 1995 by the Board of Directors. The Company's stock price at the time of conversion was $13.50. As the value of Wallace's stock has increased, an additional charge to compensation expense is recorded. During Fiscal 1995, the total charge for stock equivalents was $1.7 million; $.8 million of this amount occurred on the last day of the Company's fiscal year when the unsolicited offer by the Moore Corporation was announced.

    Depreciation and amortization expense increased 13.0% to $37.3 million. Included in this figure is $2.7 million for the amortization of internally developed software programs.

    Investment income was comparative between years at $3.6 million. Interest income from tax-exempt bonds was $2.5 million in 1995 and $2.3 million in 1994. Interest expense of $1.2 million was slightly below the prior year. During Fiscal 1995, we paid down $6.1 million of debt from the Colorforms acquisition in 1991. Interest savings from the retirement of these obligations was $.4 million for Fiscal 1996.

    During Fiscal 1995, the company incurred a net expense of $3.8 million for the continuing development of electronic forms software, which is marketed under the name of Platforms.

    The effective income tax rate for Fiscal 1995 was 36.8% versus 36.0% in 1994.

      [CHART]

                  TOTAL CAPITALIZATION
                     (IN THOUSANDS)

                 Long-Term Debt    Stockholders' Equity
                 --------------    --------------------
1992                $25,959             $355,564
1993                $25,210             $368,146
1994                $23,500             $410,139
1995                $25,600             $456,118
1996                $30,600             $510,443

LIQUIDITY AND CAPITAL RESOURCES

    Working capital at July 31, 1996 reached $206.2 million, an increase of $13.1 million during the year. This total includes $62.6 million of cash and short-term investments, an increase of $21.6 million from July 31, 1995.

    Capital expenditures for the year were up 15.6% to $59.5 million. Over the last five years, capital expenditures have totaled $210.6 million, the highest five year total in the Company's history. $6.2 million of these expenditures were financed by industrial revenue bonds; the balance was financed through internally generated funds. Over the last five years, the Company has also spent $29.1 million for the development of

                                      WALLACE
                                       (23)

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS

proprietary software programs.

    The only major construction project still in-process at fiscal year-end was construction of a new corporate headquarters in Lisle, Illinois. The new headquarters was occupied during the first week of August, 1996. Estimated expenditures in fiscal 1997 to complete this project are $3.5 million. During fiscal 1996, several construction initiatives were completed: the new Lebanon, Kentucky plant; expansions at Brenham, Texas, Metter, Georgia, and Covington, Tennessee; plus a major renovation of a facility in St. Charles, Illinois. In total, "brick and mortar" expenditures for fiscal 1996 were $21.4 million.

    Total capital expenditures for fiscal 1997 are projected at $40 million, with an additional $4 million for software development. In February, the Company completed the acquisition of Forms Engineering Company (FEC) for a total consideration of $34.8 million, including a note for $5.0 million. In February, the Company also completed the sale of the LaserMax division for $5.6 million, which approximated book value.

    Long-term debt at July 31, 1996 was $30.6 million. $23.5 million represents industrial revenue bonds issued in prior years for the construction of three manufacturing facilities. The balance of $7.1 million represents deferred payments in connection with recent acquisitions; this balance will be paid out in 1998. In September, 1996, the Company negotiated a $50 million revolving credit agreement. There are no compensating balance requirements under this agreement.

    Stockholder's equity increased 11.9% to $510.4 million. Return on average stockholder's equity was 15.1% versus 12.8% last year. Book value per share increased 11.4% to $11.20. Through July 31, 1996, the Company had repurchased $9.9 million of its common stock in open market transactions. Through August 31, 1996, share repurchases totaled $40.6 million. The Company expects to complete the full $100 million authorized repurchase by the end of fiscal 1997.

    We do not anticipate the need for additional borrowings during fiscal 1997 to cover capital expenditures or working capital requirements. However, the $50 million revolving credit agreement is expected to be used either in connection with the share repurchase program or to make acquisitions.

     [CHART]

                 CAPITAL EXPENDITURES
                   AND DEPRECIATION

                 Depreciation    Capital Expenditures
                 ------------    --------------------
1992               $26,023             $33,517
1993               $28,543             $31,818
1994               $30,934             $34,228
1995               $33,708             $51,487
1996               $39,473             $59,506

COMMON STOCK

    Dividends were raised for the 24th consecutive year to $.43 per share in September, 1995, a 16.2% increase. Effective July 29, 1996, the Company's common stock was split with one additional share issued for each share owned. This 2 for 1 split increased the number of outstanding shares by 22,793,000.

    During fiscal 1996, 542,000 shares of common stock were issued in connection with the Company's 1989 Stock Option Plan and the Employee Stock Purchase Plan. The Company also purchased 332,000 shares of common stock through July 31, 1996. As of that date, 177,216 shares remained in treasury stock. Through August 31, 1996, the number of shares repurchased had reached 1,457,500. These treasury shares will be used for future acquisitions or for stock purchases under the employee benefit programs.

    The Company's common stock is traded on the New York Stock Exchange under the symbol WCS.

                                    WALLACE
                                      (24)

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

                              QUARTERLY RESULTS
               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)


================================================================================
                              1ST QUARTER  2ND QUARTER  3RD QUARTER  4TH QUARTER
================================================================================
1996
--------------------------------------------------------------------------------
Net sales                      $ 214,438    $ 219,545    $ 213,762    $ 214,542
--------------------------------------------------------------------------------
Cost of goods sold
  (excluding depreciation)       136,331      136,535      133,781      131,726
--------------------------------------------------------------------------------
Operating income                  26,543       31,481       28,195       30,703
--------------------------------------------------------------------------------
Income before income taxes        27,061       31,823       28,375       31,219
--------------------------------------------------------------------------------
Net income                        16,778       19,571       17,451       19,199
--------------------------------------------------------------------------------
Net income per share           $     .37    $     .43    $     .38    $      42
--------------------------------------------------------------------------------
1995
--------------------------------------------------------------------------------
Net sales                      $ 158,353    $ 176,165    $ 180,119    $ 198,201
--------------------------------------------------------------------------------
Cost of goods sold
  (excluding depreciation)       101,620      113,695      112,755      128,729
--------------------------------------------------------------------------------
Operating income                  17,708       20,497       22,510       24,315
--------------------------------------------------------------------------------
Income before income taxes        18,335       21,160       22,937       25,028
--------------------------------------------------------------------------------
Net income                        11,643       13,436       14,450       15,768
--------------------------------------------------------------------------------
Net income per share           $     .26    $     .30    $     .32    $     35
================================================================================


                   MARKET PRICE PER SHARE              DIVIDENDS PAID PER SHARE
--------------------------------------------------------------------------------
                 FISCAL 1996         FISCAL 1995       FISCAL 1996   FISCAL 1995
================================================================================
QUARTER         HIGH      LOW       HIGH      LOW
--------------------------------------------------------------------------------
First         $ 29.75   $ 27.88   $ 17.13   $ 13.38      $ .0925      $.0800
--------------------------------------------------------------------------------
Second          29.69     26.44     14.50     12.94        .1075       .0925
--------------------------------------------------------------------------------
Third           30.00     27.31     16.82     14.44        .1075       .0925
--------------------------------------------------------------------------------
Fourth          30.56     27.13     30.00     16.57        .1075       .0925
================================================================================


                                       WALLACE
                                        (25)

                       CONSOLIDATED STATEMENTS OF INCOME
                 WALLACE COMPUTER SERVICES, INC. AND SUBSIDIARY


(in thousands, except per share amounts)
For the years ended
July 31, 1996, 1995 and 1994                         1996       1995       1994
================================================================================
Net sales                                       $ 862,287  $ 712,838  $ 588,173
--------------------------------------------------------------------------------
Cost and expenses:
--------------------------------------------------------------------------------
  Cost of goods sold                              538,373    456,799    363,488
--------------------------------------------------------------------------------
  Selling and administrative expenses             151,846    133,713    120,049
--------------------------------------------------------------------------------
  Provision for depreciation and amortization      45,029     37,296     33,006
--------------------------------------------------------------------------------
  Hostile takeover expenses                        10,117         --         --
--------------------------------------------------------------------------------
    Total costs and expenses                      745,365    627,808    516,543
--------------------------------------------------------------------------------
Operating income                                  116,922     85,030     71,630
--------------------------------------------------------------------------------
  Interest income                                  (2,867)    (3,639)    (3,551)
--------------------------------------------------------------------------------
  Interest expense, net of capitalized interest     1,311      1,209      1,325
--------------------------------------------------------------------------------
Income before income taxes                        118,478     87,460     73,856
--------------------------------------------------------------------------------
Provision for income taxes: (Note 7)
--------------------------------------------------------------------------------
  Current:
--------------------------------------------------------------------------------
    Federal                                        35,385     24,309     21,615
--------------------------------------------------------------------------------
    State                                           7,390      5,942      5,028
--------------------------------------------------------------------------------
  Deferred                                          2,704      1,912        (55)
--------------------------------------------------------------------------------
      Total income taxes                           45,479     32,163     26,588
--------------------------------------------------------------------------------
Net income before cumulative effect
  of accounting changes                        $   72,999  $  55,297  $  47,268
--------------------------------------------------------------------------------
  Adoption of FASB 109
    (Accounting for income taxes) (Note 7)             --         --      3,955
--------------------------------------------------------------------------------
  Adoption of FASB 106, net of $1,853 of
    tax benefits
    (Employers' accounting for postretirement
      benefits) (Note 8)                               --         --     (3,292)
--------------------------------------------------------------------------------
Net income after cumulative effect of
  accounting changes                           $   72,999  $  55,297  $  47,931
================================================================================
Income (charge) per common share:
--------------------------------------------------------------------------------
Operations before cumulative effect of
  accounting changes                           $     1.60  $    1.23  $    1.06
--------------------------------------------------------------------------------
Cumulative effect of changes in
  accounting for:
--------------------------------------------------------------------------------
  Postretirement benefits other than
    pensions (net of tax benefits)                     --         --       (.07)
--------------------------------------------------------------------------------
  Income taxes                                         --         --        .09
--------------------------------------------------------------------------------
Net income per share                           $     1.60  $    1.23  $    1.08
================================================================================

The accompanying notes are an integral part of these statements.


                                       WALLACE
                                        (26)

                   CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY WALLACE COMPUTER SERVICES, INC. AND SUBSIDIARY


                                                                    Common    Common
                                                                     Stock     Stock              UNREALIZED
(in thousands, except per share amounts)                            SHARES       PAR   PREFERRED    SECURITY  ADDITIONAL   RETAINED
For the years ended July 31, 1996, 1995 and 1994               OUTSTANDING     VALUE       STOCK   GAIN/LOSS     CAPITAL   EARNINGS
===================================================================================================================================
Balance, July 31, 1993                                              22,061  $ 22,061    $     --    $     --    $ 30,584  $ 315,501
-----------------------------------------------------------------------------------------------------------------------------------
  Net income                                                            --        --          --          --          --     47,931
-----------------------------------------------------------------------------------------------------------------------------------
  Cash dividends ($.32 per share)                                       --        --          --          --          --    (14,239)
-----------------------------------------------------------------------------------------------------------------------------------
  Sale of stock under employee
    stock purchase plan (Note 5)                                       236       236          --          --       5,541        --
-----------------------------------------------------------------------------------------------------------------------------------
  Stock options exercised net of shares
    exchanged in lieu of cash (Note 5)                                  96        96          --          --       1,572        --
-----------------------------------------------------------------------------------------------------------------------------------
  Tax benefit from early disposition by
    employees of stock issued under stock
    option plans and exercise of
    non-qualified stock options                                         --        --          --          --         856        --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, July 31, 1994                                              22,393    22,393          --          --      38,553   349,193
-----------------------------------------------------------------------------------------------------------------------------------
  Net income                                                            --        --          --          --          --    55,297
-----------------------------------------------------------------------------------------------------------------------------------
  Cash dividends ($.37 per share)                                       --        --          --          --          --   (16,680)
-----------------------------------------------------------------------------------------------------------------------------------
  Sale of stock under employee
    stock purchase plan (Note 5)                                       265       265          --          --       6,169        --
-----------------------------------------------------------------------------------------------------------------------------------
  Stock options exercised net of shares
    exchanged in lieu of cash (Note 5)                                  31        31          --          --         560        --
-----------------------------------------------------------------------------------------------------------------------------------
  Tax benefit from early disposition by
    employees of stock issued under stock
    option plans and exercise of
    non-qualified stock options                                         --        --          --          --         518        --
-----------------------------------------------------------------------------------------------------------------------------------
  Unrealized security gain/loss (Note 9)                                --        --          --        (181)         --        --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, July 31, 1995                                              22,689    22,689          --        (181)     45,800   387,810
-----------------------------------------------------------------------------------------------------------------------------------
  Net income                                                            --        --          --          --          --    72,999
-----------------------------------------------------------------------------------------------------------------------------------
  Cash dividends ($.43 per share)                                       --        --          --          --          --   (19,622)
-----------------------------------------------------------------------------------------------------------------------------------
  Sale of stock under employee
    stock purchase plan (Note 5)                                       188       188          --          --       6,997        --
-----------------------------------------------------------------------------------------------------------------------------------
  Stock options exercised net of shares
    exchanged in lieu of cash (Note 5)                                  83        83          --          --       1,825        --
-----------------------------------------------------------------------------------------------------------------------------------
  Tax benefit from early disposition by
    employees of stock issued under stock
    option plans and exercise of
    non-qualified stock options                                         --        --          --          --       1,771        --
-----------------------------------------------------------------------------------------------------------------------------------
  Treasury stock purchased                                            (166)     (166)         --          --      (9,711)       --
-----------------------------------------------------------------------------------------------------------------------------------
  Two-for-one stock split effective July, 1996                      22,793    22,793          --          --     (22,793)       --
-----------------------------------------------------------------------------------------------------------------------------------
  Unrealized security gain/loss (Note 9)                                --        --          --         (39)         --        --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, July 31, 1996                                              45,587  $ 45,587    $     --    $   (220)   $ 23,889 $ 441,187
===================================================================================================================================

The accompanying notes are an integral part of these statements.


                                        WALLACE
                                          (27)

                               CONSOLIDATED BALANCE SHEETS
                      WALLACE COMPUTER SERVICES, INC. AND SUBSIDIARY


(dollars in thousands) July 31, 1996 and 1995                 1996         1995
===============================================================================
Assets
-------------------------------------------------------------------------------
Current Assets:
-------------------------------------------------------------------------------
  Cash and cash equivalents                             $   23,618   $   10,815
-------------------------------------------------------------------------------
  Short-term investments (Note 9)                           39,025       30,242
-------------------------------------------------------------------------------
  Accounts receivable, less allowance for doubtful
    accounts of $3,215 in 1996 and $2,671 in 1995          148,918      127,365
-------------------------------------------------------------------------------
  Inventories (Note 2)                                      71,332       79,523
-------------------------------------------------------------------------------
  Prepaid taxes*                                            15,138        5,074
-------------------------------------------------------------------------------
  Advances and prepaid expenses*                             6,077        5,853
-------------------------------------------------------------------------------
    Total current assets                                   304,108      258,872
-------------------------------------------------------------------------------
Property, plant and equipment, at cost:
-------------------------------------------------------------------------------
  Land and buildings                                       123,993      106,342
-------------------------------------------------------------------------------
  Machinery, equipment, furniture and fixtures             431,648      380,380
-------------------------------------------------------------------------------
  Leasehold improvements                                     1,428          485
-------------------------------------------------------------------------------
  Total property, plant and equipment                      557,069      487,207
-------------------------------------------------------------------------------
  Less-reserves for depreciation and amortization         (268,197)    (230,691)
-------------------------------------------------------------------------------
    Net property, plant and equipment                      288,872      256,516
-------------------------------------------------------------------------------
Intangible assets arising from acquisitions                 43,180       26,575
-------------------------------------------------------------------------------
Cash surrender value of life insurance                      32,244       26,836
-------------------------------------------------------------------------------
System development costs                                    21,499       15,253
-------------------------------------------------------------------------------
Other assets                                                 5,947        8,650
-------------------------------------------------------------------------------
    Total Assets                                         $ 695,850    $ 592,702
===============================================================================
Liabilities and Stockholders' Equity
-------------------------------------------------------------------------------
Current Liabilities:
-------------------------------------------------------------------------------
  Current maturities of long-term debt                   $      --    $     205
-------------------------------------------------------------------------------
  Accounts payable                                          46,044       24,209
-------------------------------------------------------------------------------
  Dividends payable                                          4,900        4,198
-------------------------------------------------------------------------------
  Accrued compensation and related expenses                 22,281       18,450
-------------------------------------------------------------------------------
  Other accrued expenses                                     8,821        6,754
-------------------------------------------------------------------------------
  Contribution to profit sharing and retirement fund
    (Note 4)                                                15,824       11,906
-------------------------------------------------------------------------------
    Total current liabilities                               97,870       65,722
-------------------------------------------------------------------------------
Deferred compensation and retirement benefits (Note 8)      24,750       21,167
-------------------------------------------------------------------------------
Deferred income taxes (Note 7)                              32,187       24,095
-------------------------------------------------------------------------------
Long-term debt (Note 3)                                     30,600       25,600
-------------------------------------------------------------------------------
Stockholders' equity:
-------------------------------------------------------------------------------
  Preferred stock, $50 par value, authorized
    500,000 shares                                              --           --
-------------------------------------------------------------------------------
  Common stock, $1.00 par value, authorized
    50,000,000 shares                                       45,587       45,379
-------------------------------------------------------------------------------
  Unrealized security gain/loss (Note 9)                      (220)        (181)
-------------------------------------------------------------------------------
  Additional capital                                        23,889       23,110
-------------------------------------------------------------------------------
  Retained earnings                                        441,187      387,810
-------------------------------------------------------------------------------
    Total stockholders' equity                             510,443      456,118
-------------------------------------------------------------------------------
      Total Liabilities and Stockholders' Equity         $ 695,850    $ 592,702
===============================================================================
The accompanying notes are an integral part of these statements.
*Prior year has been reclassified to conform with current year presentation.

                                        WALLACE
                                          (28)

                         CONSOLIDATED STATEMENTS OF CASH FLOW
                    (BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES)
                     WALLACE COMPUTER SERVICES, INC. AND SUBSIDIARY


(dollars in thousands)
For the years ended July 31, 1996, 1995 and 1994       1996      1995      1994
===============================================================================
Cash flows from operating activities:
-------------------------------------------------------------------------------
  Net income                                       $ 72,999  $ 55,297  $ 47,268
-------------------------------------------------------------------------------
  Adjustments to reconcile net income to
    net cash provided by operating activities:
-------------------------------------------------------------------------------
    Depreciation and amortization                    45,029    37,296    33,006
-------------------------------------------------------------------------------
    Deferred taxes                                    5,375     1,375     3,737
-------------------------------------------------------------------------------
    (Gain) loss on disposal of property                   3      (399)       57
-------------------------------------------------------------------------------
  Changes in assets and liabilities, net of
    effects from the purchase of Lampro Graphics,
    Retterbush and Sauer, and Forms Engineering
    Company, and the sale of the LaserMax Division:
-------------------------------------------------------------------------------
    Accounts receivable                             (13,863)  (30,538)   (2,403)
-------------------------------------------------------------------------------
      Inventories                                     4,820    (9,213)     (853)
-------------------------------------------------------------------------------
      Prepaid taxes*                                 (6,347)   (3,589)   (1,485)
-------------------------------------------------------------------------------
      Advances and prepaid expenses*                   (145)      778      (314)
-------------------------------------------------------------------------------
      Other assets                                  (16,032)  (14,145)   (9,696)
-------------------------------------------------------------------------------
      Accounts payable and other liabilities         26,523     6,328     5,708
-------------------------------------------------------------------------------
      Federal and state income taxes                 (2,055)   (1,886)   (1,827)
-------------------------------------------------------------------------------
      Deferred compensation and retirement benefits   3,583     3,191     2,871
-------------------------------------------------------------------------------
  Net cash provided by operating activities         119,890    44,495    76,069
-------------------------------------------------------------------------------
Cash flows from investing activities:
-------------------------------------------------------------------------------
  Capital expenditures                              (59,506)  (51,487)  (34,228)
-------------------------------------------------------------------------------
  Short-term investments                             (8,783)   29,169   (19,588)
-------------------------------------------------------------------------------
  Unrealized security loss                              (39)     (181)       --
-------------------------------------------------------------------------------
  Proceeds from disposal of property                    407       455       262
-------------------------------------------------------------------------------
  Other capital investments, including
    acquisitions/divestitures                       (29,165)  (17,017)   (2,700)
-------------------------------------------------------------------------------
  Net cash used in investing activities             (97,086)  (39,061)  (56,254)
-------------------------------------------------------------------------------
Cash flows from financing activities:
  Cash dividends paid                               (18,919)  (16,065)  (13,855)
-------------------------------------------------------------------------------
  Amounts paid on long-term debt                       (205)   (6,110)   (4,849)
-------------------------------------------------------------------------------
  Proceeds from issuance of short-term debt           4,216     4,829        --
-------------------------------------------------------------------------------
  Proceeds from issuance of long-term debt            5,000     2,100     8,500
-------------------------------------------------------------------------------
  Proceeds from issuance of common stock             10,864     7,544     8,301
-------------------------------------------------------------------------------
  Retirement of short-term and acquired debt         (4,216)   (6,474)       --
-------------------------------------------------------------------------------
  Net construction funds held by trustee              3,137     1,970    (7,432)
-------------------------------------------------------------------------------
  Purchase of treasury stock                         (9,878)       --        --
-------------------------------------------------------------------------------
  Net cash used in financing activities             (10,001)  (12,206)   (9,335)
-------------------------------------------------------------------------------
Net changes in cash and cash equivalents             12,803    (6,772)   10,480
-------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year       10,815    17,587     7,107
-------------------------------------------------------------------------------
Cash and cash equivalents at end of year           $ 23,618  $ 10,815  $ 17,587
===============================================================================
Supplemental disclosure:
-------------------------------------------------------------------------------
  Interest paid (net of interest capitalized)      $   (297) $   (220) $    339
-------------------------------------------------------------------------------
  Income taxes paid                                  46,910    35,520    25,444
===============================================================================
The accompanying notes are an integral part of these statements.
*Prior year has been reclassified to conform with current year presentation.


                                            WALLACE
                                             (29)

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               JULY 31, 1996

1. SUMMARY OF MAJOR ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION: The accompanying financial statements include the accounts of the company and its subsidiary, which is wholly owned. All significant intercompany transactions have been eliminated.

REVENUE RECOGNITION: Revenues from product sales and software licenses are recorded when the product is shipped to the customer. In some instances, revenue is not recognized until installation is complete or customer acceptance is acknowledged.

INVENTORIES: Inventories are stated at cost which does not exceed market and include material, labor and overhead. Cost is determined on the last-in, first-out (LIFO) basis for certain inventories, and on the first-in, first-out (FIFO) basis for other inventories.

DEPRECIATION: Depreciation for financial statement purposes is computed using the straight-line method over the estimated useful lives of the various classes of property, plant and equipment.

------------------------------------------------------------------------
Buildings                                           40 years
------------------------------------------------------------------------
Building equipment                                  10-15 years
------------------------------------------------------------------------
Machinery and equipment                             3-10 years
------------------------------------------------------------------------
Leasehold improvements                              Lease period
------------------------------------------------------------------------

INTANGIBLE ASSETS: The excess of cost over the assigned value of the net tangible assets in connection with all acquisitions is being amortized on a straight-line basis primarily over 40 years. Amortization expense amounted to $965,000 in 1996, $491,000 in 1995 and $389,000 in 1994. The unamortized balance relating to the Forms Engineering Company was $17,350,000 at July 31, 1996; the balance relating to all other acquisitions was $25,830,000 at July 31, 1996, and $26,575,000 at July 31, 1995.

OTHER ASSETS: $2,325,000 in 1996, and $5,462,000 in 1995 represent the unused balance of construction funds held for the Lebanon, Kentucky plant. The company expenses as incurred the cost of maintaining existing computer software. Purchased or developed software is capitalized and then amortized over periods ranging from one to seven years. Amortization expense for computer software was $4,169,000 in 1996; $2,866,000 in 1995; and $1,595,000
in 1994. The unamortized balance of capitalized computer software was $21,499,000 in 1996 and $15,253,000 in 1995.

INCOME TAXES: The company has adopted Statement of Financial Accounting Standards No. 109 (SFAS109), "Accounting for Income Taxes." Under that standard, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying statutory tax rates applicable to future years to differences between the financial statement carrying amount and the tax bases of existing assets and liabilities. Investment tax credits are amortized to income over the lives of the applicable assets. The unamortized investment tax credit amounted to $300,000 in 1996 and $401,000 in 1995.

INDUSTRY SEGMENT: The company is engaged primarily in the computer services and supply industry.

NET INCOME PER SHARE: Net income per share is based on the weighted average number of shares outstanding during each year. The exercise of outstanding stock options would not have a significant dilutive effect upon net income per share.

CASH AND CASH EQUIVALENTS: The company invests excess cash balances in short-term securities, including commercial paper, money market funds, and municipal bonds whose original maturities are less than three months.

CAPITALIZED INTEREST COSTS: Interest costs are capitalized based upon the cost of capital projects in progress during the year. Interest costs capitalized (in thousands) for the last three years were:

                                        Interest       Interest
                                        Expense        Capitalized
------------------------------------------------------------------------
1996                                    $ 2,717        $ 1,406
------------------------------------------------------------------------
1995                                      2,717          1,508
------------------------------------------------------------------------
1994                                      2,311            986
------------------------------------------------------------------------

Amortization expense for interest capitalized was $794,000 in 1996; $681,000 in 1995; and $597,000 in 1994.

USE OF ESTIMATES: In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect reported and disclosed assets and liabilities at the date of the financial statements and reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                     WALLACE
                                       (30)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. INVENTORIES:

Inventories (in thousands) at July 31, were as follows:

                                            1996         1995
------------------------------------------------------------------------
Raw materials                               $ 20,470     $ 25,981
------------------------------------------------------------------------
Work in process                                1,771        2,060
------------------------------------------------------------------------
Finished products                             49,091       51,482
------------------------------------------------------------------------
                                            $ 71,332     $ 79,523
------------------------------------------------------------------------

At July 31, 1996 and 1995 the cost of inventories aggregating $49,623,000 and $51,957,000, respectively, was determined on the LIFO method.

    Inventories would have been $19,790,000 higher in Fiscal 1996 and $26,437,000 higher in Fiscal 1995, if the FIFO method had been used for all inventories.

3. FINANCING ARRANGEMENTS:

Long-term debt (in thousands) consisted of the following at July 31:

                                            1996          1995
------------------------------------------------------------------------
Average 3.78% adjustable industrial
revenue bonds due 2007                      $  7,000      $  7,000
------------------------------------------------------------------------
Average 3.66% adjustable industrial
revenue bonds due 2009                         8,000         8,000
------------------------------------------------------------------------
Average 3.76% adjustable industrial
revenue bonds due 2019                         8,500         8,500
------------------------------------------------------------------------
Average 5.55% adjustable promissory
note due 1998                                  2,000         2,000
------------------------------------------------------------------------
Average 5.11% adjustable promissory note
maturing serially not earlier than 1998          100           305
------------------------------------------------------------------------
Average 4.83% adjustable promissory
note due 1998                                  5,000            --
------------------------------------------------------------------------
                                            $ 30,600      $ 25,805
------------------------------------------------------------------------
Less-current portion                              --           205
------------------------------------------------------------------------
                                            $ 30,600      $ 25,600
------------------------------------------------------------------------

Based upon the interest rates currently available to the company for borrowings with similar terms and maturities, the fair value of the company's debt and other financial instruments are either carried at fair value or do not materially differ from fair value.

    The industrial revenue bonds due 2007, 2009 and 2019 may be tendered at the option of the holders on dates specified in the agreements. The company maintains arrangements with agents to remarket any bonds tendered before the final maturity dates. The bonds are also supported by letters of credit.

    The company's financing arrangements contain certain restrictive financial covenants. Under the most restrictive of the covenants, the company must maintain a current ratio of at least 2 to 1, net worth of not less than $297 million and funded debt not greater than 40% of net tangible assets plus funded debt. The company was in compliance with all debt covenants at July 31, 1996 and 1995.

    Principal payments due on long-term debt during the next five years are as follows: $0 in 1997; $7,100,000 in 1998; and $0 in each of 1999 through 2001.

4.  PROFIT SHARING AND RETIREMENT PLAN:

The company has a contributory profit sharing and retirement plan covering most employees. Company contributions to the Plan charged to operations were $15,824,000 in Fiscal 1996, $11,906,000 in Fiscal 1995, and $10,403,000 in
Fiscal 1994.

5.  STOCK OPTIONS:

The company has a 1989 stock option plan, which will expire on September 12, 1999, under which options may be granted to officers and others, except for non-employee directors. Two types of options to purchase common stock may be granted: Incentive Options and Non-Qualified Options. In the case of Incentive Options, the option price may not be less than 100% of the market value of the stock at the date of grant. For Non-Qualified Options, the grant price may not be less than 85% of the market value; however, to date no options have been granted at less than 100% of market value. The option price may be paid in cash or by exchanging previously acquired company common stock with a market value equal to the purchase price. Options become exercisable as to 40% of the shares granted one year after grant and the remaining 60% of the shares granted become exercisable two years after grant. Options expire 10 years after grant.

    The following table summarizes the activity under the stock option plan for the last two years:

                                                            Average
                                                            option
                                               Number       price per
                                              of shares     share
------------------------------------------------------------------------
Outstanding at July 31, 1994                  708,400       $ 12.01
------------------------------------------------------------------------
Granted                                       185,800         16.66
------------------------------------------------------------------------
Forfeited                                      (4,200)        14.86
------------------------------------------------------------------------
Exercised                                     (70,216)        10.55
------------------------------------------------------------------------
Outstanding at July 31, 1995                  819,784       $ 13.18
------------------------------------------------------------------------
Granted                                       267,400         28.94
------------------------------------------------------------------------
Forfeited                                      (5,800)        18.76
------------------------------------------------------------------------
Exercised                                    (174,212)        12.38
------------------------------------------------------------------------
Outstanding at July 31, 1996                  907,172       $ 17.94
------------------------------------------------------------------------
                                              July 31       July 31
------------------------------------------------------------------------
                                               1996           1995
------------------------------------------------------------------------
Shares available for future grants            328,752       590,352
------------------------------------------------------------------------
Shares exercisable                            536,657       545,984
------------------------------------------------------------------------

                                   WALLACE
                                    (31)

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The company also has an Employee Stock Purchase Plan, adopted in 1974 and expiring December 31, 1997, under which a total of 4,700,000 shares of common stock have been reserved for purchase by employees through semi-annual offerings. The option price is the lower of 85% of the market price of the shares on the commencement date or the termination date of each offering period. Employees participate in the plan through payroll deductions and the plan qualifies for certain tax advantages under section 423 of the Internal Revenue Code. Options were exercised to purchase 375,754 shares at $19.12 in Fiscal 1996, and 531,254 shares at $12.11 in Fiscal 1995. Shares totalling 369,810 in Fiscal 1996 and all shares in Fiscal 1995 were issued from the company's Treasury Stock. There were 977,498 shares available at July 31, 1996 and 1,353,252 shares available at July 31, 1995 for future issuance under this plan.

6.  LEASE COMMITMENTS:

Total rent expense for manufacturing facilities, sales offices and equipment amounted to $5,906,000 in 1996, $5,508,000 in 1995 and $4,907,000 in 1994.
The minimum future rental commitments under non-cancellable lease arrangements are $3,437,000 in 1997; $2,449,000 in 1998; $1,642,000 in 1999;
$795,255 in 2000; and $6,722,000 for 2001 and beyond.

7.  INCOME TAXES:

The significant deferred tax assets and liabilities at July 31, in thousands of dollars, were as follows:

                                                1996             1995
------------------------------------------------------------------------
Deferred tax liabilities:
------------------------------------------------------------------------
    Accelerated depreciation                    $ 30,053         $ 30,124
------------------------------------------------------------------------
    Software development                           7,545            5,052
------------------------------------------------------------------------
    Other                                          7,544            4,971
------------------------------------------------------------------------
    Total Deferred Liabilities                    45,142           40,147
------------------------------------------------------------------------
Deferred tax assets:
------------------------------------------------------------------------
    Deferred compensation                          7,126            5,300
------------------------------------------------------------------------
    Postretirement benefits                        1,516            1,601
------------------------------------------------------------------------
    Inventory capitalization                       2,514            2,926
------------------------------------------------------------------------
    Other                                          8,291            7,674
------------------------------------------------------------------------
    Total Deferred Assets                         19,447           17,501
------------------------------------------------------------------------
Net Deferred Tax Liabilities                    $ 25,695         $ 22,646
------------------------------------------------------------------------

The provision for income taxes is comprised of the following:

                                        1996         1995          1994
------------------------------------------------------------------------
Statutory federal income tax rate       35.0%        35.0%         35.0%
------------------------------------------------------------------------
State and local income taxes             4.4          4.4           4.4
------------------------------------------------------------------------
Tax exempt interest income              (0.4)        (1.0)         (1.1)
------------------------------------------------------------------------
Tax credits and other                   (0.6)        (1.6)         (2.3)
------------------------------------------------------------------------
Effective tax rate                      38.4%        36.8%         36.0%
------------------------------------------------------------------------

8.  POSTRETIREMENT BENEFITS:

All current retirees; employees at least 55 with 20 or more years of service as of December 31, 1993; and employees between the ages of 50 and 54 who have at least 20 years of service as of December 31, 1993, and retire before December 31, 1998; are entitled to postretirement health care coverage. These benefits are subject to the same deductibles and co-payment provisions which apply to active employees. All other employees who retire after December 31, 1993 will pay 100% of their retirement medical coverage. The company may amend or change the plan periodically.

    The company has adopted Statement of Financial Accounting Standards No. 106 (SFAS 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions." The company elected to immediately recognize the transition obligation for future benefits to be paid related to past employee services.

    The net-accrual basis expense for postretirement benefits as of July 31 was as follows:

(in thousands of dollars)                        1996      1995       1994
-------------------------------------------------------------------------------
Components of net periodic postretirement
 benefit costs:
-------------------------------------------------------------------------------
Service cost                                     $ 22      $  22      $  40
-------------------------------------------------------------------------------
Interest cost                                     298        308        391
-------------------------------------------------------------------------------
Amortization of (gain) loss                       134       (985)        --
-------------------------------------------------------------------------------
Net periodic postretirement
    benefit cost                                $ 454     $ (655)     $ 431
-------------------------------------------------------------------------------

    The liability at July 31 (included in Deferred Compensation and Retirement Benefits on the accompanying Consolidated Balance Sheet, in thousands of dollars) for postretirement benefits is as follows:

                                                        1996          1995
-------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
-------------------------------------------------------------------------------
Retirees                                                $ 2,386       $ 2,580
-------------------------------------------------------------------------------
Fully eligible active plan participants                     947           800
-------------------------------------------------------------------------------
Other active plan participants                              269           666
-------------------------------------------------------------------------------
Life insurance                                              219            --*
-------------------------------------------------------------------------------
Actuarial present value
    of benefit obligations                              $ 3,821       $ 4,046
-------------------------------------------------------------------------------
* Included in participants' amounts

For financial reporting purposes, the actuarial computations assumed a discount rate of 8.0% to determine the accumulated postretirement benefit obligation, and an assumed health care cost trend rate of 9.78% and 8.35% for pre-65 and post-65 medical coverage, respectively, for 1996, declining gradually to 6.0% in 2001, to measure the accumulated postretirement benefit obligation. However, a one percentage point increase in the assumed health care cost trend would increase the aggregate of the service cost and interest cost components of the annual postretirement expense by $28,000 and the postretirement benefit obligation as of July 31, 1996 by $250,000.

                                    WALLACE
                                      (32)

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9.  INVESTMENTS IN DEBT AND EQUITY SECURITIES:

Effective August 1, 1994, the company adopted Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities," which requires securities that are available-for-sale to be carried at fair value, with changes in net unrealized gains and losses recorded as a separate component of shareholders equity. Previously, fixed income securities classified as available-for-sale were carried at the lower of amortized cost or fair value, determined in the aggregate. The adoption of this statement had no impact on net income, but decreased shareholders equity by $220,000 at July 31, 1996 and $181,000 at July 31, 1995 (net of tax).

The amortized cost and market value of investments as of July 31, 1995, and July 31, 1996 were as follows:


---------------------------------------------------------------------------------------------------------------------------
                                                        AMORTIZED            UNREALIZED HOLDING              MARKET
July 31, 1995                                           COST              GAINS              LOSSES          VALUE
---------------------------------------------------------------------------------------------------------------------------
Available-for-sale
---------------------------------------------------------------------------------------------------------------------------
    State, municipal & other gov't debt                 $ 21,293,000      $ 113,000          $   23,000      $ 21,383,000
---------------------------------------------------------------------------------------------------------------------------
    Equity                                                 9,251,000             --             392,000         8,859,000
---------------------------------------------------------------------------------------------------------------------------
Held-to-maturity
---------------------------------------------------------------------------------------------------------------------------
    State, municipal & other gov t debt                           --             --                  --                --
---------------------------------------------------------------------------------------------------------------------------
         Total short-term investments                   $ 30,544,000      $ 113,000          $  415,000      $ 30,242,000
---------------------------------------------------------------------------------------------------------------------------
Long-term available-for-sale
---------------------------------------------------------------------------------------------------------------------------
    Equity                                              $  1,992,000      $      --          $       --      $  1,992,000
---------------------------------------------------------------------------------------------------------------------------

                                                       AMORTIZED             UNREALIZED HOLDING             MARKET
July 31, 1996                                           COST              GAINS             LOSSES          VALUE
---------------------------------------------------------------------------------------------------------------------------
Available-for-sale
---------------------------------------------------------------------------------------------------------------------------
    State, municipal & other gov't debt                 $     60,000      $      --          $   23,000      $     37,000
---------------------------------------------------------------------------------------------------------------------------
    Equity                                                39,332,000             --             344,000        38,988,000
---------------------------------------------------------------------------------------------------------------------------
Held-to-maturity
---------------------------------------------------------------------------------------------------------------------------
    State, municipal & other gov't debt                           --             --                  --                --
---------------------------------------------------------------------------------------------------------------------------
         Total short-term investments                   $ 39,392,000      $      --          $  367,000      $ 39,025,000
---------------------------------------------------------------------------------------------------------------------------
Long-term available-for-sale
---------------------------------------------------------------------------------------------------------------------------
    Equity                                              $  1,880,000      $      --          $       --      $  1,880,000
---------------------------------------------------------------------------------------------------------------------------

Maturities for all debt securities classified as short-term are less than one year. The long-term investment is included in the 'Other Assets' section of the balance sheet.

    Proceeds on the sale of available-for-sale securities were $23,323,000 for Fiscal 1996, and $8,710,000 for Fiscal 1995, with gross realized losses of $107,000 in Fiscal 1996, and gross realized gains of $144,000 in Fiscal 1995. The amortized cost of these securities was based on specific identification. No securities during the period were classified as trading securities. There have been no sales of held-to-maturity securities other than at their maturity date. The change in net unrealized loss on available-for-sale securities from July 31, 1995 to July 31, 1996 was $39,000 (net of tax).

                                      WALLACE
                                       (33)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS OF WALLACE COMPUTER SERVICES, INC.

We have audited the accompanying consolidated balance sheets of Wallace Computer Services, Inc., (a Delaware corporation) and Subsidiary as of July 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three Fiscal years in the period ended July 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wallace Computer Services, Inc. and Subsidiary as of July 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three Fiscal years in the period ended July 31, 1996 in conformity with generally accepted accounting principles.

    As discussed in Notes 7, 8 and 9 to the consolidated financial statements, the company changed its method of accounting for income taxes and post retirement benefits effective August 1, 1993, and its method of accounting for certain investments in debt and equity securities effective August 1, 1994.

                                                       Arthur Andersen LLP

Chicago, Illinois
September 4, 1996

                                    WALLACE
                                     (34)

                 CORPORATE AND INVESTOR INFORMATION

BOARD OF DIRECTORS

THEODORE DIMITRIOU (E) (P)
Chairman

ROBERT J. CRONIN (E) (P)
President and Chief
Executive Officer

RICHARD F. DOYLE (A) (E)
Former Senior Vice President
Finance and Administration
Texas Oil & Gas Corp.

CURTIS A. HESSLER (A)
Chairman
I-NET, Inc.

ALBERT W. ISENMAN III (C)
Professor of Management
Kellogg Graduate School of Management
Northwestern University

WILLIAM N. LANE, III (C)
Chairman, President and
Chief Executive Officer
Lane Industries, Inc.

WILLIAM E. OLSEN (A) (C)
Independent Consultant

JOHN C. POPE
Chairman of the Board
MK Rail Corporation

ROBERT P. RITTEREISER (P)
President
Gruntal Financial, Inc.

(A) Member of the Audit
    Committee
(C) Member of the Compensation
    Committee
(E) Member of the Executive
    Committee
(P) Member of the Profit
    Sharing Committee

OFFICERS

THEODORE DIMITRIOU
Chairman of the Board

ROBERT J. CRONIN
President and Chief
Executive Officer

MICHAEL O. DUFFIELD
Senior Vice President
Operations

MICHAEL T. LEATHERMAN
Senior Vice President
Chief Information Officer

THOMAS G. BROOKER
Vice President,
General Manager
Office Products

BRUCE D'ANGELO
Vice President Corporate Sales

MICHAEL J. HALLORAN
Vice President, Chief Financial
Officer and Assistant Secretary

DONALD J. HOFFMANN
Vice President Engineering
and Research

MICHAEL M. MULCAHY
Vice President, General
Manager Colorforms Division

WAYNE E. RICHTER
Vice President, General
Manager Label Division

MICHAEL T. LAUDIZIO
Secretary, Division
Vice President Taxes

WILLIAM J. MONTANEZ
Assistant Treasurer

CRAIG T. BOYD
Assistant Secretary

DIVISION MANAGERS

MICHAEL A. ANDERSON
Vice President,
General Manager
TOPS Division

DAVID W. BERTRAM
Vice President
Corporate Controller

MICHAEL R. FINGER
Vice President
Direct Mail Division

DOUGLAS W. FITZGERALD
Vice President Marketing

THOMAS W. FRANKE
Vice President, General
Manager Wallace Press

JILL K. GWALTNEY
Vice President FEC

JOSEPH J. JUSZAK
Vice President Quality
and Technical Services

MICHAEL D. KEIM
Vice President Business
Forms Manufacturing

MICHAEL A. REPP
Vice President
Wallace Press

DAVID M. ROUSSEAU
Vice President
Information Services

STEVEN F. ARPAIA
Vice President
Colorforms Sales

JAMES E. KERSTEN
Vice President Direct
Sales - West

MARK D. MINDRUM
Vice President Direct
Sales - Midwest

EDWARD A. RIGUARDI
Vice President Direct
Sales - East

RONALD D. SEAVEY
Vice President Direct
Sales - Southeast

FACILITIES

HEADQUARTERS
Lisle, Ill.

MANUFACTURING PLANTS
La Palma, Calif. (D)
Lodi, Calif. (F,O,L,D)
San Luis Obispo, Calif. (F)
Metter, Ga. (F,D)
Clinton, Ill. (D)
Elk Grove Village, Ill. (L,D)
Hillside, Ill. (D)
St. Charles, Ill. (F,L,D)
St. Charles, Ill. (F)
Osage, Iowa (F)
Osage, Iowa (O)
Lebanon, Ky. (F,D)
Gastonia, N.C. (F)
Wilson, N.C. (L)
Tonawanda, N.Y. (D)
Cincinnati, Ohio (L)
Streetsboro, Ohio (L)
Allentown, Penn. (D)
Covington, Tenn. (O)
Brenham, Texas (O,L)
Marlin, Texas (F)
Luray, Va. (F)
Manchester, Vt. (F,D)

(F) Forms
(O) Office products
(L) Labels
(D) Direct response printing

DISTRIBUTION CENTERS
Lodi, Calif.
Ontario, Calif.
Metter, Ga.
St. Charles, Ill.
Allentown, Penn.
Covington, Tenn.

MARKETING AND ADMINISTRATIVE
Elk Grove Village, Ill.
Hillside, Ill.
Lisle, Ill.
Oak Brook, Ill.
St. Charles, Ill.

RESEARCH AND DEVELOPMENT
Bellwood, Ill.
Hillside, Ill.
St. Charles, Ill.

SALES OFFICES
Nationwide

CORPORATE INFORMATION

CORPORATE COUNSEL
Steven L. Carson

TRANSFER AGENT AND REGISTRAR
Boston EquiServe
Boston, Mass.

AUDITORS
Arthur Andersen LLP
Chicago, Ill.

COMMON STOCK
The common shares of
Wallace Computer Services
are traded on the
New York Stock Exchange.

Ticker symbol: WCS
Daily newspaper stock
table listing: WallaceCS

REPORTS TO THE S.E.C.
Reports to the S.E.C.
on Forms 10-K and 10-Q
are available by writing
to the Corporate Secretary.

PRODUCT INFORMATION
For information on Wallace's
information management
products, services and solutions,
or the number of a
Wallace sales office in
your area, please
call or write to the
Marketing Department at corporate
headquarters in Lisle:
800/323-8447.

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                           WALLACE COMPUTER SERVICES. INC.
                                  CORPORATE OFFICES
                        2275 CABOT DRIVE  LISLE, IL 60532-3630
                                    630.588.5000